Mail Room 4561

March 30, 2010

George Metrakos
Chief Executive Officer
GMS Capital Corp.
3456 Melrose Ave.
Montreal, QC H4A2S1 CANADA

>   **Re: GMS Capital Corp.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed March 15, 2010**
>   **File No. 333-162201**
>
>   **Form 10-K for the Period Ended December 31, 2009**
>   **Filed March 15, 2010**
>   **File No. 000-53519**

Dear Mr. Metrakos:

        We have reviewed your response to our letter dated March 15, 2010 and have the following comments. References to prior comments in this letter relate to comments in our letter dated March 2, 2010. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Summary Compensation Table, page 49

1.   We note that the annual salary allocated to Mr. Metrakos, your chief executive officer, has increased from $20,000 annually to $240,000 annually. Given the significant increase from the prior year, please discuss the change in compensation for your chief executive officer and include any factors that describe how you arrived at this figure. Further, tell us what consideration you have given to including disclosure regarding this commitment in Management's Discussion and Analysis section.

2.   Please revise your summary compensation table to include corresponding footnote disclosure relating to the fiscal year 2007 stock award, which discloses

all assumptions made in the valuation of the stock awards. Refer to Instruction 1 to Item 402(n)(2)(v) of Regulation S-K. This comment also applies to your Form 10-K for the Fiscal Year Ended December 31, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2009

Signatures, page 24

3.   Your Form 10-K must be signed by your principal financial officer. See General Instruction D(2)(a) to Form 10-K. Please confirm that the officer who signed the Form 10-K on your behalf was your principal financial officer. In your future filings on Form 10-K, please identify in your signature block the person signing in each of the foregoing capacities.

Exhibits 31.1 and 31.2

4.   We reissue prior comment 33 from our letter dated October 28, 2009. We note that the language in your certifications does not conform to the exact language of Item 601(B)(31) of Regulation S-K. In this regard, you continue to refer to the Company as a "small business issuer" and you have omitted the required language under paragraph 4(b). Please revise accordingly.

* * *

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director